November 7, 2008

Dr. B. Alva Schoomer
Chief Executive Officer
Innocap, Inc.
3113 Madison Drive
Atlanta, GA 30346

> **Re: Innocap, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 15, 2008, amended October 17, 2008**
> **File No. 333-153035**

Dear Dr. Schoomer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment two of our letter dated October 2, 2008. Please describe in the business section, the company's plan of operations for the next twelve months as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Prospectus Summary, page 1

2.   We refer to your statement that in July 2008 you "withdrew your election and ceased being a BDC." We also note that you filed a preliminary information statement on Schedule 14C on October 15, 2008. Your election to withdraw as a business development company does not become effective until such time as you have filed a definitive information statement, followed by a Form N-54C. Please revise your statement to clarify that you have not yet completed your election withdrawal.

Risk Factors

Because we are not subject to compliance with rules…, page 11

3.   In the second paragraph of this risk factor, you imply that you only one director. Please revise the disclosure to clarify that you have two directors.

Selling Stockholders, page 13

4.   We note your response to comment 11 of our previous letter. We refer to your disclosure in Certain Relationships and Related Transactions on page 26 and note that Gary B. Wolff, S. Craig Barton, and GCND, Inc. were each respectively granted 1,000,000, 1,100,000, and 1,500,000 shares to settle amounts owed to each of them. The selling stockholders table on page 13 and principal stockholders table on page 26, however, both indicate that they each own a greater number of shares than what was granted to settle amounts owed. Please reconcile this disclosure or advise. Please also disclose these transactions in this section and in Part II of the registration statement as required by Item 701 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operations

Operations, page 17

5.   Please refer to the sixth paragraph. We note that the company has a deficit accumulated during the development stage of $181,850 at September 30, 2008. Clarify to us whether this accumulated deficit is as of September 30, 2008 or July 31, 2008.

Business, page 20

6.   We note your response to comment 12 of our previous letter and we reissue in part our prior comment. We refer to your statements on page 20 and elsewhere in

the prospectus that you have entered into merger discussions with an unaffiliated third party and your statement on page 17 that no discussions have been held in recent months. Please include similar disclosure here and elsewhere in the prospectus as to the current status of any merger negotiations. Please discuss how this impacts the company's plan of operation.

Directors, Executive Officers, Promoters and Control Persons, page 22

7.   For each officer and director, please describe all employment during the past five years. See Item 401(e) of Regulation S-K. In the description, please include the name of the person's employer, beginning and ending dates of employment, the positions held and a brief description of the employer's business.

Board of Directors, page 23

8.   We reissue in part comment 16 of our previous letter. Please disclose which definition of independence the company used. See Item 407(a)(1)(ii) of Regulation S-K.

Plan of Distribution, page 29

9.   We note the parentheticals referencing your president when discussing your selling stockholders. As your president is not listed as a selling stockholder, please delete these parentheticals or explain to us why you believe they are necessary.

Financial Statements and Footnotes – July 31, 2008

Note 1 – Organization, page F-18

10.   We note that in July 2008 the company issued 4,320,000 of its shares to settle liabilities of $100,000. Please tell us how you determined the fair value of the shares issued. Also clarify to us whether a gain or loss was recognized on the extinguishment of these liabilities.

Prospectus Inside Back Cover Page

11.   We note your response to our prior comment 26. It appears, however, that only the table of contents appears on the outside back cover page of the prospectus, and the language required by Item 502(b) remains on the inside back cover page. As such, we are reissuing our prior comment.

Item 16. Exhibits, page II-2

12.   The exhibit index currently appears to list several of the exhibits twice. In addition, some of the exhibits, which were not filed with the current amendment to the registration statement, do not indicate that they are either incorporated by reference or previously filed. Please revise the exhibit index to clearly identify all exhibits filed and where an investor may locate such exhibit if they are not filed with the registration statement.

Item 17. Undertakings, page II-2

13.   You have included the undertaking set forth at Item 512(h) twice, at paragraphs 1 and 5. Please delete the duplicate undertaking.

Exhibit 5.1

14.   Please revise your legal opinion to reflect the correct number of shares being registered on the registration statement.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Dr. B. Alva Schoomer
Chief Executive Officer
Innocap, Inc.
November 7, 2008
Page 5

       You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3471 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

                                    Sincerely,

                                      Tom Kluck
                                      Legal Branch Chief

cc: Gary B. Wolff, Esq.
        Via facsimile (212) 644-6498